EXHIBIT C

TIM Signs agreement for the sale of TIM Hellas to leading private equity firms, for an amount of 1,114 million €

Capital gain of approximately 432 Million € for TIM Group

TIM subsidiary TIM International N.V. has executed an agreement for the disposal of its 80.87% equity stake in TIM Hellas to funds advised by Apax Partners and Texas Pacific Group (TPG).

The price of the transaction is 1,114.1 million € which corresponds to an enterprise value of 1.6 billion € for 100% of TIM Hellas and it’s equivalent to approximately 16.43 € per share. The transaction will determine a capital gain of approximately 432 million € in Tim Group consolidated Financial Statement.

The closing of the transaction, subject to, among other things, the approval by the competent Authorities, is expected to occur within July 2005.

The disposal of the equity stake in TIM Hellas is consistent with the Group’s strategy of refocusing its international portfolio.

TIM Hellas is the third largest GSM operator in Greece and has a mobile customer base of 2.3 million, revenues of approximately 840 million € and a gross operating profit of € 264 million as of 31/12/2004.

APAX PARTNERS

Apax Partners is one of the world's leading private equity investment groups, operating across Europe, Israel and the United States. Apax Partners has raised or advised approximately $20 billion around the world. With more than 30 years of direct investing experience, Apax Partners’ Funds provide long-term equity financing to build and strengthen world-class companies. It pursues a multi-stage equity investment strategy, investing in late venture, growth capital and buyouts.

Apax Partners’ Funds invest in companies across its 6 chosen global sectors of telecommunications, IT, retail and consumer, media, healthcare and financial/business services. Apax Partners' Funds investments include Inmarsat, Intelsat, Audible, Dialog Semiconductor, Frontier Silicon, Jamdat, Kabel Deutschland, Sonim Technologies and Yell. For more information visit: www.apax.com.

TEXAS PACIFIC GROUP

Texas Pacific Group (TPG) is a leading global private equity firm. TPG manages over $15 billion in committed equity capital, and in the course of its history, has completed more than 65 transactions. TPG recently raised TPG Partners IV LP, a $5.8 billion private equity fund. TPG was one of the first major US-based private equity firms to establish a European business and over the past 12 months TPG has invested over $1bn of equity in transactions with an aggregate enterprise value of around $15bn, including Debenhams, Scottish & Newcastle Retail (Pubs), Grohe, Isola (from Rutgers/RAG) and Eutelsat. TPG’s European investments also include Ducati, Findexa and Spirit Group.

TPG holds investments in the technology and telecommunications sector with investments in Eutelsat, Findexa, MEMC Electronic Materials (WFR), Seagate Technology (STX), ON Semiconductor (ONNN), Paradyne Networks (PDYN), GlobeSpanVirata (GSPN), Crystal Decisions/Business Objects (BOBJ)

TIM

The TIM Group is one of the main mobile telecommunications operators in the world; leader in the domestic market with over 26 million lines and a 42% market share as of December 31, 2004 and present in Europe, the Mediterranean Basin and South America with almost 54 million lines.

TIM is the leader for innovation in a competitive environment, featuring a high rate of market penetration and rapid technological innovation.